Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement of Rocket Pharmaceuticals, Inc. on Form S-3 (No. 333-253756) to be filed on or about September 3, 2021, of our reports dated March 1, 2021, on our audits of the consolidated financial statements as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020, and the effectiveness of Rocket Pharmaceuticals, Inc.’s internal control over financial reporting as of December 31, 2020, which reports were included in the Annual Report on Form 10-K filed March 1, 2021. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
September 3, 2021